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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

September 13, 2017

VIA EDGAR
==========
Lisa Larkin
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:	Starboard Investment Trust (the "Trust"), with respect to Alpha Risk Tactical Rotation Fund (the "Fund"), File Nos. 333-159484 and 811-22298

Dear Ms. Larkin:
This letter is being filed to respond to the comments received from you on August 4, 2017, regarding the Trust's Post-Effective Amendment ("PEA") No. 265 to its registration statement. PEA No. 265 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), on Form N-1A on June 30, 2017.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement, pursuant to Rule 485(a) under the Securities Act. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
1.	Comment. Please explain why the expense information for the Fund has been restated to reflect current fees.
Response.  The expense information for the Fund has not been restated to reflect current fees and the Fund has deleted the applicable footnote from the expense information table.
2.
Comment.  Please revise footnote 3 to the Fees and Expenses of the Fund table such that it reflects that the Advisor may only recoup waived and/or reimbursed amounts with respect to the Fund within thirty-six months of the date such amounts were waived or reimbursed.

Securities and Exchange Commission
September 13, 2017

Response.  The Fund has revised the footnote accordingly. In addition, the Fund confirms that the fees waived and/or reimbursed to meet the Fund's applicable annual expense cap during a fiscal year may only be recouped by the Advisor within a three year period beginning from the end of that fiscal year (e.g., expenses waived in respect of FYE 05/31/2017 may be recouped through 05/31/2020), which is typically when a contingent liability would be first recorded.
3.	Comment. Please tailor the risks to the Fund's new investment strategy.
Response.  The Fund has revised the Principal Investment Risks for the Fund accordingly.
4.	Comment. Please explain supplementally why "Alpha Risk" is used in the Fund's name.
Response.  The Fund's name includes "Alpha Risk" because "ARS" in ARS Investment Management, LLC, the name of the investment advisor to the Fund, stands for Alpha Risk Solutions. The Fund has added disclosure to its Prospectus to clarify this point.
5.	Comment. Please explain "tactical" in the Fund's Principal Investment Strategies.
Response.  The Fund has added the following disclosure to the Fund's Principal Investment Strategies:
The Advisor determines the tactical allocation of the Fund's assets based on asset risk and return profiles derived from a combination of fundamental, quantitative and macroeconomic inputs.
6.	Comment. Please explain "business cycle" in the Fund's Principal Investment Strategies.
Response.  The Fund has added the following disclosure to the Fund's Principal Investment Strategies:
Business cycle refers to the regular alternation between periods of expansion and contraction that occur in an industry or economy.
7.
Comment.  Please supplementally inform the SEC of the amount the Fund currently invests in contingent convertible securities ("CoCos"). Please consider whether additional strategy or risk disclosure is appropriate, in light of the extent to which the Fund invests or plans to invest in CoCos and the types of CoCos in which it invests or plans to invest in.

Response.  The Fund does not currently invest in CoCos and does not plan to invest in CoCos. Thus, the Fund has not included additional disclosure on CoCos. However, should the Fund begin to invest in CoCos in the future, the Fund will revise its Prospectus to include appropriate disclosure.

Securities and Exchange Commission
September 13, 2017

8.	Comment. Please clarify what types of Portfolio Funds the Fund will invest in.
Response.  The Fund has revised its Principal Investment Strategies accordingly:
The Fund's investment advisor, ARS Investment Management, LLC, seeks to achieve the Fund's investment objective of total return by investing in no-load, institutional, mutual, exchange-traded, and/or closed end funds that are registered under the Investment Company Act of 1940 (the "1940 Act") ("Portfolio Funds")….
9.	Comment. Please revise the Fund's Principal Investment Strategies so that the disclosure is not duplicative.
Response. The Fund has revised the Fund's Principal Investment Strategies accordingly.
10.	Comment. Please explain supplementally how the Fund is currently complying with its 80% investment policy.
Response.  The Fund respectfully notes that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in an attempt to respond to adverse market, economic, political, or other conditions. On or about May 31, 2017, the Fund was taking such temporary defensive positions in response to what the Advisor believed to be adverse market conditions. Additionally, the Advisor had been notified by a shareholder to expect a large redemption in the near future, and accordingly, liquidated a portion of the Fund's portfolio in preparation to timely meet that redemption.
11.	Comment. Please clarify or delete the below disclosure included in the Fund's Principal Investment Strategies:
Approximately 0% to 100% of the Fund's investments will be direct investments, and approximately 0% to 100% will be investments in Portfolio Funds.
Response.  The Fund has deleted the above disclosure.
12.	Comment. Please supplementally inform the SEC of the amount the Fund currently invests in default and unrated bonds.
Response.  The Fund does not currently invest in default and unrated bonds.
13.	Comment. Please explain supplementally why the Fund would deviate from investing in no-load funds.
Response.  While the Advisor understands the benefits of no-load funds, the Advisor respectfully notes that it does not make investment decisions based solely on whether a fund is sold without a commission or sales charge, but takes into consideration a number of factors, including, but not limited to, a fund's performance and risk-return profile.

Securities and Exchange Commission
September 13, 2017

14.	Comment. Please disclose the types of swaps in which the Fund may invest.
Response.  While the Fund may invest in swaps in the future, the Fund does not expect to invest in swaps to a significant extent. Therefore, the Fund has not added further disclosure regarding the types of swaps in which the Fund may invest in its Principal Investment Strategies and has included Swaps Risk under Non-Principal Investment Policies and Risks.
15.	Comment. Please restate Quantitative Model Risk in plain English so that it is more easily understandable to investors.
Response.  The Fund believes that its Quantitative Model Risk reflects plain English and is well understood in the fund industry. The Fund respectfully declines to make any revisions in response to this Comment.
16.	Comment. Please consider deleting Fund of Funds Risk and adding ETF Risk.
Response.  The Fund respectfully declines to delete Fund of Funds Risk, but has added ETF Risk to its Principal Investment Risks in response to this Comment.
17.	Comment. Please add Liquidity Risk to the Principal Investment Risks for the Fund.
Response.  The Fund has added Liquidity Risk.
18.	Comment. Please disclose risks related to junk bonds and specifically state that they are speculative.
Response.  The Fund has added the following disclosure to Fixed Income Risk:
Debt instruments rated below investment grade or debt instruments that are unrated and determined by the Advisor to be of comparable quality are predominately speculative. These instruments, commonly known as "junk bonds," have a higher degree of default risk and may be less liquid than higher-rated bonds. These instruments may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of high yield investments generally, and less secondary market liquidity.
19.	Comment. Please clarify why Sector Risk is included as a principal investment risk for the Fund or please remove Sector Risk from Principal Investment Risks for the Fund.
Response.  The Fund has deleted Sector Risk.

Securities and Exchange Commission
September 13, 2017

20.	Comment. Please consider consolidating Fixed Income Market Risk and Fixed Income Risk.
Response.  The Fund has consolidated the risks.
21.	Comment. Please clarify in the preamble to the Fund's performance that the Fund's past performance prior to September 13, 2017 is based on the prior investment strategy used by the Fund.
Response.  The Fund has added the following disclosure to the preamble to the Fund's performance in response to this Comment:
Performance for the periods shown below prior to September 13, 2017 is based on the prior investment strategy utilized by the Fund.
22.	Comment. Please revise the second footnote to the performance information to disclose why the S&P Target Risk Moderate Index is the most representative broad-based index option.
Response.  The Fund has added the following disclosure to the footnote in response to this Comment:
The S&P Target Risk Moderate Index is one of four multi-asset class indices that corresponds to a particular risk level in the S&P Dow Jones Indices' Target Risk Index Series. The asset class mix is determined once a year. The index is fully investable, with varying levels of exposure to equities and fixed income through a family of ETFs. Therefore, the Advisor believes that the S&P Target Risk Moderate Index is the most representative broad-based index option compared to the Fund's strategy.
23.	Comment. Please restate the following disclosure in plain English so that it is more easily understandable to investors.
The net notional value of option and swaps contracts held by the Fund will not exceed the Fund's net asset value.  Margin deposits on futures contracts and swaps will not exceed 5% of the Fund's net asset value unless the net notional value of the futures contracts and swaps remains less than the Fund's net asset value.
Response.  The Fund has revised the above disclosure as follows in response to this Comment:
In general, the Fund will not purchase or sell futures contracts or related options unless either (i) the futures contracts or options thereon are purchased for "bona fide hedging" purposes (as defined under regulations promulgated by the U.S. Commodity Futures Trading Commission ("CFTC")); or (ii) if purchased for other purposes, (A) the sum of the amounts of initial margin deposits on the Fund's existing futures and premiums required to establish non-hedging positions, less the amount by which any such options positions are "in-the-money" (as defined under CFTC regulations) would not exceed 5% of the liquidation value of the Fund's total assets, or (B) the aggregate net notional value of commodity futures, commodity options contracts, or swaps positions, determined at the time the most recent position was established, does not exceed 100 percent of the liquidation value of the of the Fund's total assets.

Securities and Exchange Commission
September 13, 2017

24.	Comment. Please supplementally inform the SEC of the amount the Fund currently invests in private, non-investment grade mortgage-backed securities.
Response.  The Fund does not currently invest in private, non-investment grade mortgage-backed securities.
25.	Comment. Please include the portfolio turnover rate for the most recent fiscal year.
Response.  The Fund has included the portfolio turnover over for the most recent fiscal year.
26.	Comment. Please include Swaps Risk under Principal Investment Risks for the Fund.
Response.  The Fund respectfully declines to make any changes in response to this Comment. The Fund notes that while it may invest in swaps, its investments in swaps will not be significant.
27.	Comment. Please inform the SEC whether the Fund has received the necessary exemptive relief mentioned in the following disclosure:
Due to legal limitations, the Fund will be prevented from: 1) purchasing more than 3% of an investment company's (including ETFs) outstanding shares; 2) investing more than 5% of the Fund's assets in any single such investment company, and 3) investing more than 10% of the Fund's assets in investment companies overall;  unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the SEC; and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order.
Response.  The Fund has not received the exemptive relief mentioned above. The Fund respectfully notes that it will rely on Rule 12d1-3 of the Investment Company Act of 1940, which allows unaffiliated mutual funds to exceed the 5% limitation and the 10% limitation described above, provided that the aggregate sales loads any investor pays (i.e., the combined distribution expenses of both the acquiring fund and the acquired fund) does not exceed the limits on sales loads established by the Financial Industry Regulatory Authority, Inc. for fund of funds.

Securities and Exchange Commission
September 13, 2017

28.	Comment. Please include further disclosure on government regulation of derivatives.
Response.  The Fund has added disclosure on government regulation of derivatives to both its Prospectus and Statement of Additional Information ("SAI") in response to this Comment.
29.	Comment. If the Fund intends to write credit default swap agreements ("CDS"), please confirm that the Fund will cover the full notional value of the CDS it writes.
Response.  The Fund confirms that it will not write CDS.
30.	Comment. Please revise the Temporary Defensive Positions in the Fund's SAI such that it matches the Fund's Prospectus.
Response.  The Fund confirms that it has made the necessary changes.
31.	Comment. In the Fund's SAI, please incorporate by reference the audited financial statements of the Fund for the fiscal year ended May 31, 2017.
Response.  The Fund confirms that it has incorporated by reference its audited financial statements for the fiscal year ended May 31, 2017.

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If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.
Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis